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Youngry [2ⁿᵈ campaign]

YOUNGRY™ provides content, events, and e-commerce for millennial entrepreneurs

ENTREPRENEURSHIP   DIGITAL MEDIA   STARTUPS   MILLENNIALS

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$6,305
RAISED OF $25K MINIMUM GOAL *i*

FROM
23 investors

TIME LEFT TO INVEST
46 days

Invest in Youngry

Follow   27

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Pitch



Deal highlights

- 1st company in history to complete an investment raise on Republic (see press release) — campaign had over 130 community members and strategic investors including Best-Selling Author/Venture Capitalist Ryan Blair, CNBC TV Investor Star Kumar Arora, Forbes Top Keynote speaker Dave Meltzer, & Apl.de.ap from the Black Eyed Peas.

- Now raising $535K to launch a Mentorship 360 platform to democratize mentorship anytime/anywhere for entrepreneurs in the world.

- Leadership team has co-founded $100 million dollar brands, recognized by White House for entrepreneurship and helped thousands of entrepreneurs helped thousands of entrepreneurs start and grow their businesses.

- Traction includes 50,000+ new followers past 6 months, 300 original content pieces, 100 + content contributors (see example here) and a mentor network comprising of 200 + industry experts.

- Hosted largest SoCal early stage entrepreneur summit for 2017 with an endorsement by California Senator Henry Stern.



Mentorship Interviews Have Included:











YOUNGRY™





A movement using content, events and mentorship to help entrepreneurs hustle, profit and inspire. We are launching a mentorship platform to help every entrepreneur "Young In Spirit, Hungry In Ambition" and mentor connect in the world!



Leadership Team






Ash Kumra | CEO & Co-founder

Award winning author, public speaker, and talk show host recognized twice by the White House as "an entrepreneur making an impact.

Ankur Garg | Co-Founder

An accomplished corporate strategist whose latest success was co-founding Shredz to over $80 million in revenues.

John Reed | Chief-Operating Officer

M.S. & MBA, Business leadership includes leading teams to generate over $100 million dollars, and being president of a top southern California AG/millennial professional non-profit




Anna Doburian | Content Director

Responsible for over 100 YOUNGRY original content segments and recognized millennial EDM DJ.

Michael Markman | VP of Sales

A 10 year digital sales veteran consistently ranked as top performer in Southern California

Angel Ferrer | CTO & Growth Lead

Overseen over $50 million in e-commerce and thousands of influencers for multiple industries.



THE PROBLEM….



Globally, three startups are launched each second and statistically, over 98% of these companies will close in their first five years of being in business. Through the 1000's of interactions we've had coaching and mentoring, we have found that the three most critical obstacles early stage entrepreneurs face are:

1. Prioritize valuation over value.

2. Fail to scale their business.

3. Limited access to great mentors:

THE SOLUTION

- A virtual mentorship platform curating connections between the **YOUNGRY™** mentor network to our community seeking guidance.

- Access content written for impact not on pages views by successful entrepreneurs having success with scaling, funding and leadership.





- Live access to **YOUNGRY™** mentor network providing hands on business guidance (see example below).




SAT
OCT 28
10AM - 6PM
YOUNGRY.COM/SUMMIT
YOUNGRY
SUMMIT 2017
AN EPIC EVENT FOR MILLENNIAL ENTREPRENEURS, PROFESSIONALS, AND INFLUENCERS - FEATURING TALKS, PANELS, AND MENTORSHIP!
DANIEL DIPIAZZA
JEREMY GREENE
KIMBERLY SNYDER
RICK BARKER
DANIEL KASIDI
CAM KASHANI
RODNEY WILLIAMS
ANKUR GARG
ALEX RYNNE
ROB FAJARDO
JOANNA POPPER
CONGRESSMAN ERIC SWALWELL

HOW IT WORKS



YOUNGRY
MENTORSHIP
Experience One-on-One Sessions with Mentors
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1. Join our **YOUNGRY™** community by downloading the **YOUNGRY™** app, signing up on YOUNGRY.com, or attending our in person mentorship events.

2. Grow as an Entrepreneur. Connect with experts and peers, find solutions and support, and take your business to the next level.

3. Become part of the Mentor Network. Give back to the next generation of entrepreneurs. Share your story and advice at live YOUNGRY™ events. Conduct monthly mentorship calls.

YOUNGRY™ MENTOR NETWORK INCLUDES..





Ryan Blair

ViSalus CEO, #1 New York Times
Bestselling Author, HashTag One
VC Founder



Josef Holm

Founder and CEO of Krowdster, Co-founder
and Co-CEO of Crowd Invest Summit, Top
100 Crowdfunding and Fintech Influencer



Kumar Arora

Investor and judge on Lebron
Jame's CNBC TV show "Cleveland
Hustles" and serial entrepreneur



David Meltzer

CEO of Sports 1 Marketing, a firm which he
co-founded with Hall of Fame Quarterback
Warren Moon, and a national top ten
best-selling author of Connected To Goodness.



Rachele Brooke Smith

Leading acting roles include
'Center Stage: Turn It Up', 'Bring
It On: Fight To The Finish', and
'Pop Star'.



Lisa Song Sutton

Hosts of business show called Live With
Lisa through Cox Communications. Miss
Nevada and recently named a Top 100
Women of Influence by MyVegas Magazine.





Amy Wan

Founder and CEO of Bootstrap
Legal, Legal Hacker.
Crowdfunding/Fintech Attorney –
Bootstrap Legal



Lee Decker

Co founder of the Hundred. Founder of
OC Tech Happy Hour. Executive
Creative at Ergo Capital. Executive
Director of The Amplify Network



Robyn Ward

Founder Forward CEO and coach.
Investor. Startup Exec. Speaker.
Connector



ApL.de.ap

Hip hop recording artist, producer,
musician and member of Grammy
Winning group "Black Eyed Peas"



Mark Deppe

Acting director of UC Irvine
E-Sports



Vince Vitale

YOUNGY's Founding Editor.



Rick Barker

Taylor Swift's former manager
and music industry blueprint CEO



Cam Kashani

Godmother of the Silicon Beach
movement. featured in Inc magazine's
"30 Influential Women"



Rob Fajardo

Founder of Leave Normal Behind
and TV millennial influencer



Codie Sanchez

Head of Latin America First Trust.
Investor. & entrepreneur



Ryan Foland

Top youth marketer by Inc and
branding expert by Entrepreneur



Daniel Kasidi

Founder of the global movement -
"Rastaclat"

REVENUE STREAMS



SUBSCRIPTIONS & IN-APP PURCHASES	SPONSORSHIP & EVENTS	DIGITAL LAUNCHPAD
App Subscription Free 7 Day Trial $9.99 - 1 Month $49.99 - 6 Months $89.99 - 12 Months	**Monthly Events** $20+ Admission	**Youngry Exclusive Tools & Products** 70% Margins
	Annual Event $99+ Admission	**Agency Services** Starts at $5000/Client
In-App Purchases On-Demand Mentorship & Launchpad Products	**Regional & National Event Sponsors** $10,000 Per Regional Hub	**Affiliate Product Launches** 15% Marketplace Fee

YOUNGRY™ MENTOR NETWORK TESTIMONIALS:


"IT'S ABOUT TIME WE HAD A VOICE FOR OURSELVES. SURE, I IDENTIFY WITH THE SPORTS WORLD, BUT WHAT I REALLY AM FIRST AND FOREMOST IS AN ENTREPRENEUR WHO FOCUSES ON COMPASSIONATE CAPITALISM. I'M IN THE BUSINESS OF MAKING MONEY, HELPING PEOPLE, AND HAVING FUN.
I KNOW THAT ASH AND ANKUR WILL MAKE THIS JUST AND THE PREMIER DESTINATION FOR LIKE-MINDED ENTREPRENEURS."
DAVID MELTZER


"AS A FORMER MISS LAS VEGAS, I KNOW HOW TANGIBLE A SEEMINGLY SMALL CONTRIBUTION CAN BE TO A COMMUNITY. WHEN WE PLACE OURSELVES IN A POSITION OF SERVICE, TO INSPIRE AND MOTIVATE OTHERS, WE ALSO RECEIVE AMAZING ABUNDANCE IN RETURN AND BECOME BETTER IN BUSINESS AND IN LIFE.
I AM THRILLED TO BE PART OF THIS PLATFORM AND CAN'T WAIT TO UTILIZE MY BUSINESS ACUMEN TO HELP OTHERS."
LISA SONG SUTTON



"YOUNGRY™ IS THE FUTURE. IN A WORLD OF COMPLACENCY, THOSE HUNGRY FOR SUCCESS CAN FEEL LIKE OUTSIDERS. YOUNGRY™ IS NEEDED SO THAT THIS SMALL PERCENTAGE OF THE WORLD CAN HAVE A PLACE TO LEARN AND MEET. "

ARIEL MOODIE



"ENTREPRENEURS ALWAYS FEEL ALONE IN THEIR VENTURE, AS IF IT'S THEM AND THEIR PRODUCT, THEIR IDEA AGAINST THE WORLD. REALLY THERE ARE A LOT OF US THOUGH FORGING THIS SAME PATH, FIGHTING THIS SAME BATTLE.

ENTREPRENEURSHIP AND SMALL BUSINESSES WORK WHEN THE COMMUNITY IS ALL SUPPORTING EACH OTHER, AND THAT'S WHAT YOUNGRY WILL DO."

CAM KASHANI



" YOUNGRY IS A WELCOME DESTINATION FOR THE ENTREPRENEURSHIP COMMUNITY LED BY PEOPLE WHO UNDERSTAND THE REAL HURDLES WE FACE.

I'M PROUD TO SUPPORT WHAT'S BEING BUILT HERE."

RYAN PAUGH



"I'M SO EXCITED TO BE APART OF THIS PROJECT. IT'S NOT EASY TO MAKE IT IN THE ENTERTAINMENT INDUSTRY, BUT EVERYDAY MORE AND MORE PEOPLE ARE PUTTING THEMSELVES OUT THERE, HUSTLING AND MAKING IT.

IT'S ABOUT NOT QUITTING, AND WE COULD ALL USE A COMMUNITY THAT REMINDS US OF THAT."

AUDIE VERGARA

USE OF FUNDS:

- YOUNGRY™ Mobile App Development.

- Cost of Goods for YOUNGRY™ Launchpad Items For E-Commerce.

- Audience Acquisition Marketing Across Partner Entrepreneur Hubs:



INVESTMENT PERKS!







WHY INVEST?

1. We are changing the world with the power of entrepreneurship. Imagine someone was told their whole life that they cannot become something. It might be a gender issue, a religious issue, a career issue, or even a literacy issue... we want to help everyone in entrepreneurship become successful.

2. Entrepreneurship creates innovation that improves lives every single day, so seriously... why wouldn't you want to support the growth and evolution of YOUNGRY™?

3. This is a ground-floor opportunity to join a company that is leading the way for entrepreneurship to reach the world!

4. Team includes a 200 + mentorship network, leadership team running several $100 m dollar brands and have helped thousands of entrepreneurs to date.

Invest in Youngry

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Documents

Official filing on SEC.gov





Company documents



About Youngry

Youngry, LLC

Jun 2016

California LLC

10

http://www.youngry.com

 



1621 Alton Pkwy Ste 250 , Irvine, CA

Youngry team

Everyone helping build Youngry, not limited to employees













Ash Kumra
CEO & Co-Founder

Ankur Garg
Co-Founder

John Reed
Chief Operating Officer

Angel Ferrer
Interim Chief Technical Officer and Growth Lead

Jeremy Greene
Head of Experiences











Michael Markman
Vice President of Sales

Anna Dadurian
Content Director

Navjot Dhaliwal
Content Manager

Mai Kanemura
Content Coordinator

Jocelyn Contreras
Assistant Editor



Alix Dixon
Youngry Summit Team

11 more team members

Upcoming events



Meet the Drapers TV Show Premiere Viewing Party



November 19, 2017   5:00PM–7:30PM EST
New York

Join the Republic team for great drinks, food and
conversation as we celebrate the premiere of the
Meet the Drapers show on Sony Entertainment
Television. We'll tune in as compa....

ENTREPRENEURSHIP   EQUITY CROWDFUNDING

📅 **Add to calendar**   ◁ **Share**   RSVP

Press



A Comparison Of Reg CF And Reg A-Plus - Law360

360 Law360 · Mar 14, 2017

Regulation A-Plus is often termed a "mini initial public offering" for good reason. In contrast with Regulation Crowdfunding, which is la...

Forbes: Why This Founder Is Starting A Movement To Empower Young Entrepreneurs

Ashkumra · Jan 24, 2017

Meet Ash Kumra, a two-time White House award winner, speaker, author, and former talk show host. After launching a handful of businesses ...

Digital Journal: Millennial Entrepreneurs Have a New Secret Weapon

Ashkumra · Jan 24, 2017

In a recent interview with Business Innovators Magazine the company's founder, Ash Kumra said, "I wanted to create an entrepreneur media ...

Youngry is First Reg CF Crowdfunding Offer to Fund on Republic | Crowdfund In...

 Crowdfund Insider · Oct 17, 2016

Republic, the Reg CF crowdfunding platform related to AngelList, has had its first successful funding round. Youngry, described as the ES...

Ideation Collective: Winning Awards from the White House, Writing Books and I...

Ashkumra · Jun 3, 2016

Ash is currently helping run Youngry (a media company informing, inspiring and elevating young & hungry minded entrepreneurs to thrive), ...

Business Innovators: Ash Kumra on Getting Your Startup to Start...Up.

Ashkumra · Jun 3, 2016

We are here today with award-winning entrepreneur, author, and public speaker Ash Kumra. He's been written about in articles and magazine...



"Live With Lisa" TV Interview

Ashkumra · May 1, 2016

Ash Kumra on Crowd Funding - A New Source of Capital for Start-Up Businesses

Ashkumra · Jul 1, 2013

Jim welcomes entrepreneur Ash Kumra of DreamItAlive.com. Ash discusses the dramatic effect of social media in business and particularly i...

3 more articles

FAQ

What is Youngry?

YOUNGRY™ provides original content, events, and mentorship tools for our global community of entrepreneurs to hustle, profit, expand and inspire. We are the first inclusive global entrepreneur media brand. Our equalization focus, scalable revenue model and mission are a social impact inspiration.

Risks

We were incorporated Youngry, LLC (the "Company") as a Delaware Limited Liability Company, fon June 14, 2016. Accordingly, we have limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.



Discussion



about 6 hours ago

♥ Like   ✏ Reply



11 days ago

♥ Like   ✏ Reply

View 2 more replies

 **Zachary Snader**   **@ash-kumra**   Thanks for the time and the thoughtful reply, Ash.

Until I saw the list of speakers you at for the last Summit, I wasn't 100% sold.

It's awesome that you're in the business of helping entrepreneurs thrive, but as I'm sure you know the

Show full comment

♥ Like · Reply · 9 days ago

 **Ash Kumra**   **@zachary-snader**   Thanks for the sentiments! See the answer to your other question below. LMK if good.

We did a second campaign because we want to take our next journey (the Youngry app and continued growth) with the same community that helped launched us with our first campaign (entrepreneurs and

Show full comment

Youngry is First Reg CF Crowdfunding Offer to F…

Republic, the Reg CF crowdfunding platform related to AngelList, has had its ...

Read more »

 **Crowdfund Insider · JD Alois**

♥ 1 like · Reply · Founder of Youngry · 8 days ago

 **Ash Kumra** @zachary-snader - Hi. Not sure if you saw but we updated our campaign page and have been seeing some traction. Be great to have you on board our movement!

♥ Like · Reply · Founder of Youngry · About 13 hours ago

 12 days ago

♥ Like ✏ Reply

View 1 more reply

 **Ash Kumra** @fraser-edgar See below. Please note we are planning to make some changes to our campaign video and page. Will send a note to you here when this happens.

1. When is your app scheduled for launch? (apologies if I've missed the date in the above info)

Show full comment

> YOUNGRY is a movement uniting entrepreneurs to ...
>
> YOUNGRY is a movement uniting entrepreneurs to hustle, profit, expand & i... Read more »
>
>  **Youngry**

♥ Like · Reply · Founder of Youngry · 9 days ago

 **Ash Kumra** @fraser-edgar

5. Why is now the time for Youngry?

Because we need more entrepreneur ventures to succeed! We also want to help more individuals get

Show full comment

> A Peek Into My Crowdfunding Portfolio | Crowdfu...
>
> Victoria Silchenko called out crowdfunding industry professionals earlier thi...
>
> Read more »
>
>  **Crowdfund Insider · Amy Wan**

♥ Like · Reply · Founder of Youngry · 9 days ago

 Ash Kumra @fraser-edgar We have updated the campaign page and as you can see we have had some traction. Be great to have you on board our movement!

♥ Like · Reply · Founder of Youngry · About 13 hours ago

See more comments   Join the discussion

 Youngry   Follow   27

$6,305 raised from 23 investors

I believe in Ash and the Youngry movement!

 A Castro
Invested 2 minutes ago

Such a great wonderful idea!!!

 Leon Gilmore
Invested less than a minute ago

Youngry wants to enable genius minds accomplish their lifegoals, this is a beautiful and incredible project.

Vincent Sabourdy
Invested less than a minute ago

I invested because I believe in the team and the mission. Keep up the great work!

 Sara Nash
Invested less than a minute ago

After attending one Youngry event, I knew this grew was legit. They truly believe in empowering young entrepreneurs and are committed to nurturing those with entrepreneurial aspirations. I look forward to the app.

Dane Schwaebe

 Invested 7 days ago

Show all

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